

August 11, 2010

Angeliki Frangou
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re: Navios Maritime Acquisition Corporation**
> **Schedule TO-I/A**
> **Filed August 6, 2010**
> **File No. 005-84078**

Dear Ms. Frangou:

We have reviewed your amended filing and have the following comments. Where prior comments are referenced, they refer to our letter dated August 4, 2010.

Exhibit 99(a)(1)(A)

Financial Information Regarding the Company, page 19

1.   We note your response to prior comment 10. All of the information specified in Item 1010(c) of Regulation M-A should have been included in the offering document initially disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO, and refer to Regulation M-A telephone interpretation I.H.7 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm, if true, that the amended offering document was mailed to security holders.

2.   It does not appear that you have provided all of the disclosure required by Item 1010(c) of Regulation M-A. For example, but without limitation, you do not appear to have disclosed income per common share from continuing operations (basic and diluted, if applicable), ratio of earnings to fixed charges, and book value per share as of the date of the most recent balance sheet. Please revise to provide all disclosure required by Item 1010(c) of Regulation M-A.

Exhibit 99(a)(5)

3.   We note your response to prior comment 19 and reissue the comment with respect to Exhibit 99(A)(5); despite your representation to the contrary, you do not appear to have included the requested legend.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Mellissa Duru, Special Counsel, at (202) 551-3757. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 983-3115
  Kenneth R. Koch, Esq.
  Todd E. Mason, Esq.
  Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.